Exhibit 12.1
Ratios of Earnings to Fixed Charges and Earnings to
Combined Fixed Charges and Preferred Stock Dividends
Our historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth in the table below. As of December 31, 2015 and 2014, we had 23,938.35 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series A, or Series A preferred stock, outstanding, which were issued in connection with the acquisition of BOH Holdings, Inc. on April 15, 2014. As a result of the time at which such issuance occurred, our Series A preferred stock did not affect the two years ended December 31, 2013. The dividend on our Series A preferred stock was approximately $60,000 per quarter, and payments began in the quarter ended June 30, 2014. In January 2016, the Company redeemed all 23,938.35 outstanding shares of its Senior Non-Cumulative Perpetual Small Business Lending Fund Series A Preferred Stock and related accrued dividends.
The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and preferred stock dividends.
For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, net of income from subleases, (iii) fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest, net of income from subleases, and (iv) pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before taxes	$80,131	$57,797	$43,898	$24,461	$17,377
Fixed charges	27,269	20,802	16,551	12,567	13,502
Earnings, including interest on deposits	107,400	78,599	60,449	37,028	30,879
Less: interest on deposits	16,075	12,024	9,537	6,974	8,351
Earnings, excluding interest on deposits	$91,325	$66,575	$50,912	$30,054	$22,528

Fixed charges:
Interest on deposits	$16,075	$12,024	$9,537	$6,974	$8,351
Interest on borrowings, including rent	11,194	8,778	7,014	5,593	5,151
Fixed charges, including interest on deposits	27,269	20,802	16,551	12,567	13,502
Less: interest on deposits	16,075	12,024	9,537	6,974	8,351
Fixed charges, excluding interest on deposits	$11,194	$8,778	$7,014	$5,593	$5,151
Preferred stock dividend requirements	8	240	169	−	−
Combined fixed charges and preferred stock dividend requirements, including deposits	$27,277	$21,042	$16,720	$12,567	$13,502
Combined fixed charges and preferred stock dividend requirements, excluding deposits	11,202	9,018	7,183	5,593	5,151

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	8.16x	7.58x	7.26x	5.37x	4.37x
Including interest on deposits	3.94	3.78	3.65	2.95	2.29

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements:
Excluding interest on deposits	8.15x	7.38x	7.09x	5.37x	4.37x
Including interest on deposits	3.94	3.74	3.62	2.95	2.29